Exhibit 12.1

Noble Corporation

Statement Regarding Computation of Ratios

	Nine Months
	Ended	For the Twelve Months Ended
	2008	2007	2006	2005	2004	2003

Earnings:
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$1,399,374	$1,490,653	$921,845	$361,507	$155,635	$184,101

Add: Fixed charges	40,375	66,523	56,298	35,443	36,021	41,637
Add: Amortization of capitalized interest	2,825	2,662	1,827	1,827	1,827	1,827
Less: Interest capitalized	(35,273)	(50,421)	(37,853)	(13,989)	—	—

Total earnings	$1,407,301	$1,509,417	$942,117	$384,788	$193,483	$227,565

Fixed charges:
Interest expense(1)	$2,432	$13,111	$16,167	$19,786	$34,389	$40,291
Interest capitalized	35,273	50,421	37,853	13,989	—	—
Estimate of interest within rental expense	2,670	2,991	2,278	1,668	1,632	1,346

Total fixed charges	$40,375	$66,523	$56,298	$35,443	$36,021	$41,637

RATIO OF EARNINGS TO FIXED CHARGES	34.9	22.7	16.7	10.9	5.4	5.5

(1)	Includes amortization of discounts and capitalized expenses related to indebtedness.